UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CTI Molecular Imaging, Inc.

(Name of Issuer)

Common Stock, par value, $0.01 per share

(Title of Class of Securities)

22943D105

(CUSIP Number)

Kenneth R. Meyers, Esq.

Siemens Corporation

153 East 53rd Street, 56th Floor

New York, NY 10022

(212) 258-4797

Copy to:

Stephen M. Besen, Esq.

Shearman & Sterling LLP

559 Lexington Ave

New York, NY 10022

(212) 848-8902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 22943D105	Page 2 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MI Merger Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 13,111,135 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 13,111,135

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,111,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 20 Pages

SCHEDULE 13D

CUSIP No. 22943D105	Page 3 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Siemens Medical Solutions USA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 894,906 8 SHARED VOTING POWER 13,111,135 9 SOLE DISPOSITIVE POWER 894,906 10 SHARED DISPOSITIVE POWER 13,111,135

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,006,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 20 Pages

SCHEDULE 13D

CUSIP No. 22943D105	Page 4 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Siemens Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 894,906 8 SHARED VOTING POWER 13,111,135 9 SOLE DISPOSITIVE POWER 894,906 10 SHARED DISPOSITIVE POWER 13,111,135

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,006,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 4 of 20 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share, including the associated preferred stock purchase rights (together, the “Shares”) of CTI Molecular Imaging, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 810 Innovation Drive, Knoxville, TN 37932-2571.

Item 2.	Identity and Background.

The persons listed in numbers 1 through 3 below are the persons filing this joint statement.

1.	Siemens Aktiengesellschaft

(a) Siemens Aktiengesellschaft (“Siemens AG”) is a company formed under the laws of the Federal Republic of Germany.

(b) The address of the principal office of Siemens AG is Wittelsbacherplatz 2, D-80333 Munich, Federal Republic of Germany.

(c) Siemens AG’s principal business is the design, development, manufacture and marketing of a wide range of electrical and electronic products and systems

(d) During the past five years, Siemens AG has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Siemens AG has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.	Siemens Medical Solutions USA, Inc.

(a) Siemens Medical Solutions USA, Inc. (“Siemens Medical”) is a Delaware corporation.

(b) The address of the principal office of Siemens Medical is 51 Valley Stream Parkway, Malvern, Pennsylvania 19355-1406.

(c) The principal business purpose of Siemens Medical, an indirect wholly owned subsidiary of Siemens AG, is the design, development, manufacture and marketing of medical diagnostic and therapeutic systems and devices and information technology systems for clinical and administrative purposes.

(d) During the past five years, Siemens Medical has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Page 5 of 20 Pages

(e) During the last five years, Siemens Medical has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.	MI Merger Co.

(a) MI Merger Co. (“Purchaser”) is a Delaware corporation.

(b) The address of the principal office of Purchaser is 51 Valley Stream Parkway, Malvern, Pennsylvania 19355-1406.

(c) Purchaser is a newly incorporated, wholly owned subsidiary of Siemens Medical.

(d) During the past five years, Purchaser has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Purchaser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Siemens AG, Siemens Medical and Purchaser are each a “Reporting Person” and are referred to collectively in this Statement as the “Reporting Persons.”

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) citizenship, of each executive officer and director of the Reporting Persons, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons, as the case may be, for which such information is set forth.

During the last five years, to the best of the Reporting Persons’ knowledge, none of the Reporting Persons’ directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

The total amount of funds required by Siemens Medical and Purchaser to consummate the transactions described in this Statement and to pay related fees and expenses is estimated to be approximately $1,050,000,000. Siemens Medical and Purchaser will have such funds available as cash on hand, if necessary by borrowing such funds from either Siemens AG or Siemens Capital Corporation, a wholly owned subsidiary of Siemens AG.

Page 6 of 20 Pages

Item 4.	Purpose of Transaction.

(a) - (g), (j) Pursuant to the Agreement and Plan of Merger, dated as of March 18, 2005 (the “Merger Agreement”) among Siemens Medical, Purchaser and the Issuer, Purchaser will commence an offer (the “Offer”) to purchase all of the Shares that are issued and outstanding for $20.50 per share, net to the seller in cash, without interest, upon the terms and conditions to be set forth in Purchaser’s Offer to Purchase. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or, if permitted under the Merger Agreement, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (“Delaware Law”), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will become a wholly owned subsidiary of Siemens Medical. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of the Company, Shares owned by Purchaser, Siemens Medical or any direct or indirect subsidiary of Siemens Medical and Shares which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded and perfected appraisal rights for such Shares in accordance with Delaware Law (“Dissenting Stockholders”)) shall be canceled and converted into the right to receive $20.50 in cash, or any higher price that may be paid per Share in the Offer, without interest. Shares held in the treasury of the Company and Shares owned by Purchaser, Siemens Medical or any direct or indirect subsidiary of Siemens Medical (except for Shares held by CTI PET Systems, Inc., a joint venture between Siemens Medical and the Company (“CPS”) which shall be converted into shares of the Surviving Corporation), immediately prior to the Effective Time shall be canceled without conversion. Shares held by Dissenting Stockholders shall be converted into, in connection with the Merger, the right to receive cash for the fair value of the Shares as determined to be due in accordance with the procedures prescribed by Delaware Law.

The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, Purchaser shall be entitled to designate up to such number of directors (including Wolf-Ekkhard Blanz, Ph.D., as one of the directors designated by Purchaser), rounded up to the next whole number, on the Board of Directors of the Company (the “Company Board”) as shall give Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding. In the Merger Agreement, the Company has agreed to take all actions necessary to cause persons designated by Purchaser to be elected or appointed as directors of the Company, including increasing the size of the Company Board or securing the resignations of incumbent directors or both; provided, however, that the Company shall use its best efforts to ensure that at least two members of the Company Board (excluding Wolf-Ekkehard Blanz, Ph.D.), who are not employees of the Company as of the date of the Merger Agreement, shall remain members of the Company Board.

The Merger Agreement provides that the directors and officers of Purchaser immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation. At the Effective Time, the certificate of incorporation and bylaws of Purchaser, as in effect

Page 7 of 20 Pages

immediately prior to the Effective Time, will be the certificate of incorporation and bylaws of the Surviving Corporation except that the certificate of incorporation of the Surviving Corporation shall be amended to provide that the name of the Surviving Corporation shall be the name of the Company.

Concurrently with entering into the Merger Agreement, Siemens Medical, Purchaser, Terry Douglass, Ph.D., Revocable Charitable Trust of Terry and Rosann Douglass, Vision Investments, LLC, Pro Vision Foundation, Rosann B. Douglass, Ronald Nutt, Ph.D., Earleene Nutt, Grantor Retained Annuity Trust for Ronald Nutt, RN Investments, LLC, Ron & Earleene Nutt Irrevocable Trust, Randii Nichole Goble Present Interest Trust, Ronald James Goble Present Interest Trust, Zoe Eve Nutt Present Interest Trust, Richard Alexander Roble Present Interest Trust, Randall Carter Nutt Present Interest Trust, Robert Daniel Nutt Present Interest Trust, John Brooks Nutt Present Interest Trust, Robert E. Nutt, Robert E. Nutt Irrevocable Trust, Michael E. Phelps and Patricia E. Phelps (the “Stockholders”) entered into Stockholders Support Agreements, dated as of March 18, 2005 (the “Stockholders Support Agreements”), pursuant to which the Stockholders have agreed, among other things, (i) to validly tender (and not withdraw) their Shares in the Offer and (ii) to vote their Shares in favor of the Merger, if applicable. Except as otherwise provided in the Stockholders Support Agreements, each of the Stockholders will not: (i) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing; (ii) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto; (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares; or (iv) take any action that would make any representation or warranty of such Stockholder therein untrue or incorrect in any material respect or have the effect of preventing or disabling such Stockholder from performing his obligations thereunder.

(h) and (i) Siemens Medical intends to cause the delisting of the Shares by Nasdaq as soon as possible after consummation of the Offer. Purchaser currently intends to seek to cause the Company to terminate the registration of the shares under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) as soon after consummation of the Offer as the requirements for termination are met. Such termination will substantially reduce the information required to be furnished by the Company to holders of shares and to the Securities and Exchange Commission under the Exchange Act.

References to and descriptions of the Merger Agreement and the Stockholders Support Agreements as set forth in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the Stockholders Support Agreements, which are attached as exhibits to this Statement and incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) As of the date hereof, Siemens Medical directly owns 894,906 Shares. Siemens AG, by virtue of its ownership and control of Siemens Medical, is deemed to beneficially own the 894,906 Shares directly owned by Siemens Medical. In addition, for purposes of Rule 13d-3

Page 8 of 20 Pages

under the Exchange Act, as a result of entering into the Stockholders Support Agreements, the Reporting Persons may be deemed to possess shared power to vote, or direct the vote of, and shared power to dispose of, or direct the disposition of, 13,111,135 Shares (including 375,781 Shares issuable to the Stockholders upon the exercise of stock options and equity awards within 60 days from the date hereof) representing approximately 27.1% of the outstanding Shares with respect to Purchaser and, along with the Shares owned directly by Siemens Medical, 29.0% of the outstanding Shares with respect to each of Siemens AG and Siemens Medical (based upon the number of outstanding Shares set forth in the Merger Agreement).

The Reporting Persons expressly disclaim beneficial ownership of any and all Shares which are subject to the Stockholders Agreements, and nothing herein shall be deemed an admission by any Reporting Person as to the beneficial ownership of such shares.

(c) - (d) Except as described herein, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A attached hereto, has acquired or disposed of any Shares during the past 60 days. Furthermore, the Reporting Person does not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

(e) Not applicable.

References to and descriptions of the Stockholders Support Agreements as set forth in this Item 5 are qualified in their entirety by reference to the Stockholders Support Agreements, which are attached as exhibits to this Statement and incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated herein by reference.

In 1987, Siemens Medical entered into a joint venture with the Company pursuant to which Siemens Medical acquired 49.9% of the outstanding capital stock of CPS. The cash consideration paid by Siemens Medical for its 49.9% interest was paid directly to the individual shareholders of CPS. The amount of the consideration, and the determination of the ownership percentage acquired by Siemens Medical was negotiated at arm’s length between Siemens Medical and the shareholders of CPS.

The joint venture agreement contains, among other things, a put/call provision pursuant to which Siemens Medical has the right to acquire from the Company for cash up to that number of shares of CPS common stock necessary to bring Siemens’ aggregate ownership interest in CPS to 80%. This call right becomes exercisable upon CPS selling, during the year preceding the exercise, in excess of the cumulative total number of units specified in the “Siemens minima plus 20% plan” attached to the joint venture agreement which provides for increases in the cumulative total number of units sold by CPS by 74 units each year. As of September 30, 2004, the cumulative total number of units sold by CPS was 852 and CPS would need to have sold a cumulative total of 1,055 units to achieve the required cumulative sales level for the put/call right to be exercisable by either party.

Page 9 of 20 Pages

Upon the exercise of either the put or the call, the joint venture provides that the parties will attempt to negotiate the prices to be paid for the CPS shares. In the event the parties are unable to agree on price within 60 days, the price will be determined through an appraisal process with each party obtaining a valuation of the CPS shares by an independent professional experienced in the valuation of closely held corporations similar to CPS. If the valuations that are obtained are within 20% of each other, the price to be paid for the CPS shares will be the average of the two valuations. If the difference between the valuations is more than 20%, the two appraisers will select another independent appraiser to provide a third valuation. In this case, the price to be paid for the CPS shares will be the average of the two valuations that are closest to each other.

If the put/call right is exercised and Siemens Medical’s aggregate ownership interest in CPS increases to 80%, Siemens Medical will then be able to effect a merger of CPS with another Siemens-controlled entity and acquire the remaining 20% from the Company. Siemens Medical will only be required to pay the Company either a negotiated price for the remaining 20% or, if the Company and Siemens Medical are unable to agree, the fair value of the shares as determined in accordance with applicable provisions of the Tennessee Business Corporation Act, as amended.

The joint venture does not provide for any mandatory dividends or distributions by CPS to the Company or to Siemens Medical. Since the formation of the joint venture, CPS has not paid any dividends or made any distributions on its capital stock. Payment of future dividends or distributions, if any, on the capital stock of CPS would be at the discretion of the CPS board of directors. CPS is the beneficial owner of 640,000 Shares.

The foregoing summary of the terms of the joint venture agreement is qualified in its entirety by reference to the full text of the Stock Purchase, Reorganization and Joint Venture Agreement, dated as of December 10, 1987, and amended March 31, 1995, June 30, 1997, April 2001 and March 20, 2002 by and among CTI Group, Inc., CTI PET Systems, Inc., Dr. Terry D. Douglass, Dr. Ronald Nutt, Michael C. Crabtree, J. Kelly Milam and Siemens Gammasonics, Inc., a copy of which is attached as Exhibit 7 to this Statement and is incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons or between any of the Reporting Persons and any other person or, to the best of the Reporting Persons’ knowledge, among any of the persons named in Schedule A or between any such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Page 10 of 20 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement, dated March 28, 2005, among Siemens Aktiengesellschaft, Siemens Medical Solutions USA, Inc. and MI Merger Co.
2.	Agreement and Plan of Merger, dated as of March 18, 2005, among Siemens Medical Solutions USA, Inc., MI Merger Co. and CTI Molecular Imaging, Inc. (incorporated by reference to Exhibit 2.1 to CTI Molecular Imaging, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2005).
3.	Stockholders Support Agreement, dated as of March 18, 2005, among Siemens Medical Solutions USA, Inc., MI Merger Co., Terry D. Douglass, Ph.D., Revocable Charitable Trust of Terry and Rosann Douglass, Vision Investments, LLC, Pro Vision Foundation and Rosann Douglass (incorporated by reference to Exhibit 10.1 to CTI Molecular Imaging, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2005).
4.	Stockholders Support Agreement, dated as of March 18, 2005, among Siemens Medical Solutions USA, Inc., MI Merger Co., Ronald Nutt, Ph.D., Earleene Nutt, Grantor Retained Annuity Trust for Ronald Nutt, RN Investments, LLC, Ron & Earleene Nutt Irrevocable Trust, Randii Nichole Goble Present Interest Trust, Ronald James Goble Present Interest Trust, Zoe Eve Nutt Present Interest Trust, Richard Alexander Roble Present Interest Trust, Randall Carter Nutt Present Interest Trust, Robert Daniel Nutt Present Interest Trust and John Brooks Nutt Present Interest Trust (incorporated by reference to Exhibit 10.2 to CTI Molecular Imaging, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2005).
5.	Stockholders Support Agreement, dated as of March 18, 2005, among Siemens Medical Solutions USA, Inc., MI Merger Co., Robert E. Nutt and Robert E. Nutt Irrevocable Trust (incorporated by reference to Exhibit 10.4 to CTI Molecular Imaging, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2005).
6.	Stockholders Support Agreement, dated as of March 18, 2005, among Siemens Medical Solutions USA, Inc., MI Merger Co., Michael E. Phelps and Patricia E. Phelps (incorporated by reference to Exhibit 10.3 to CTI Molecular Imaging, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2005).
7.	Stock Purchase, Reorganization and Joint Venture Agreement, dated as of December 10, 1987, and amended March 31, 1995, June 30, 1997, April 2001 and March 20, 2002 by and among CTI Group, Inc., CTI PET Systems, Inc., Dr. Terry D. Douglass, Dr. Ronald Nutt, Michael C. Crabtree, J. Kelly Milam and Siemens Gammasonics, Inc. (incorporated by reference to Exhibit 10.1 to CTI Molecular Imaging, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 5, 2002).

Page 11 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

March 28, 2005	SIEMENS AKTIENGESELLSCHAFT

/s/ Robert Kirschbaum
Signature

Robert Kirschbaum/Syndikus
Name/Title

SIEMENS MEDICAL SOLUTIONS USA, INC.

/s/ Dr. James Ruger
Signature

Dr. James Ruger/Secretary
Name/Title

MI MERGER CO.

/s/ Kenneth R. Meyers
Signature

Kenneth R. Meyers/Secretary
Name/Title

Page 12 of 20 Pages

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

SIEMENS AKTIENGESELLSCHAFT MANAGING BOARD

Name	Business Address	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship
Dr. Klaus Kleinfeld	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	President and CEO	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

Johannes Feldmayer	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Executive Vice President	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

Thomas Ganswindt	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Executive Vice President	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

Prof. Dr. Edward G. Krubasik	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Executive Vice President	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

Rudi Lamprecht	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Executive Vice President	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

Heinz-Joachim Neubürger	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Executive Vice President and Chief Financial Officer	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

Dr. Jürgen Radomski	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Executive Vice President and Chief Personnel Officer	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

Prof. Dr. Erich R. Reinhardt	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Senior Vice President, Siemens AG and President and CEO, Siemens Medical Solutions USA, Inc.	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

Page 13 of 20 Pages

Name	Business Address	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship
Dr. Uriel J. Sharef	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Executive Vice President	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

Prof. Dr. Claus Weyrich	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Senior Vice President	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

SIEMENS AKTIENGESELLSCHAFT SUPERVISORY BOARD

Name	Business Address	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship

Prof. Dr. Klaus Wucherer	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Executive Vice President	Siemens AG Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

Dr. Heinrich von Pierer	Siemens AG c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	Chairman of the Supervisory Board	Siemens AG (Electrical Engineering and Electronics) c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

Ralf Heckmann	Siemens AG c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	First Deputy Chairman of the Supervisory Board, Chairman of the Central Works Council, Siemens AG	Siemens AG (Electrical Engineering and Electronics) c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

Dr. Josef Ackerman	Deutsche Bank AG Taunusanlage 12 60262 Frankfurt am Main Germany	Second Deputy Chairman of the Supervisory Board, Spokesman of the Board of Managing Directors, Deutsche Bank AG	Deutsche Bank AG (Financial Services) Taunusanlage 12 60262 Frankfurt am Main Germany	Switzerland

Lothar Adler	Siemens AG c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	Deputy Chairman of the Central Works Council, Siemens AG	Siemens AG (Electrical Engineering and Electronics) c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

Page 14 of 20 Pages

Name	Business Address	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship
Gerhard Bieletzki	Siemens AG c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	Member of the Supervisory Board, Member of the Combine Works Council, Siemens AG, Deputy Chairman of Supervisory Board of Siemens VDO Automotive AG	Siemens AG (Electrical Engineering and Electronics) c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

John David Combe	GlaxoSmithKline plc Stockley Park West, Uxbridge, Middlesex, UB11 1BT United Kingdom	Chief Financial Officer, GlaxoSmithKline plc	GlaxoSmithKline plc (Pharmaceuticals) Stockley Park West, Uxbridge, Middlesex, UB11 1BT United Kingdom	UK

Hildegard Cornudet	Siemens AG c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	Chairwoman of the Central Works Council, Siemens Business Services GmbH & Co. OHG	Siemens AG (Electrical Engineering and Electronics) c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

Dr. Gerhard Cromme	ThyssenKrupp AG August-Thyssen-Str. 1 40211 Düsseldorf Germany	Chairman of the Supervisory Board, ThyssenKrupp AG	ThyssenKrupp AG (Steel, Capital Goods and Services) August-Thyssen-Str. 1 40211 Düsseldorf Germany	Germany

Birgit Grube	Siemens AG c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	Office Clerk, Siemens AG	Siemens AG (Electrical Engineering and Electronics) c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

Page 15 of 20 Pages

Name	Business Address	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship
Heinz Hawreliuk	IG Metall Wilhelm Leuschner Straße 79 60329 Frankfurt am Main Germany	Head of the Company Codetermination Department, IG Metall	IG Metall (Labor Union) Wilhelm Leuschner Straße 79 60329 Frankfurt am Main Germany	Germany

Berthold Huber	IG Metall Wilhelm Leuschner Straße 79 60329 Frankfurt am Main Germany	Deputy Chairman, IG Metall	IG Metall (Labor Union) Wilhelm Leuschner Straße 79 60329 Frankfurt am Main Germany	Germany

Prof. Dr. Walter Kröll	Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V. Ahrstrasse 45 53175 Bonn, Germany	President of Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V.	Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V. (Scientific Research) Ahrstrasse 45 53175 Bonn, Germany	Germany

Wolfgang Müller	IG Metall Wilhelm Leuschner Straße 79 60329 Frankfurt am Main	Head of Siemens Team IG Metall	IG Metall (Labor Union) Wilhelm Leuschner Straße 79 60329 Frankfurt am Main	Germany

Georg Nassauer	Siemens AG c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	Steel Casting Constructor, Siemens AG	Siemens AG (Electrical Engineering and Electronics) c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

Dr. Albrecht Schmidt	Bayerische Hypo- und Vereinsbank AG Am Tucherpark 16 80538 Muenchen, Bavaria Germany	Chairman of the Supervisory Board, Bayerische Hypo- und Vereinsbank AG	Bayerische Hypo- und Vereinsbank AG (Financial Services) Am Tucherpark 16 80538 Muenchen, Bavaria Germany	Germany

Dr. Henning Schulte-Noelle	Allianz AG Königinstrasse 28, 80802, Munich Germany	Chairman of the Supervisory Board, Allianz AG	Allianz AG (Financial Services) Königinstrasse 28, 80802, Munich Germany	Germany

Peter von Siemens	Siemens AG c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	Industrial Manager, Siemens AG	Siemens AG (Electrical Engineering and Electronics) c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

Page 16 of 20 Pages

Name	Business Address	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship

Jerry I. Speyer	TishmanSpeyer Properties 520 Madison Avenue New York, New York 10022	President, TishmanSpeyer Properties	TishmanSpeyer Properties (Real Estate) 520 Madison Avenue New York, New York 10022	USA

Lord Iain Valiance of Tummel	Royal Bank of Scotland Group 42 St. Andrew Square Edinburgh EH2 2YE United Kingdom	Vice Chairman, Royal Bank of Scotland Group	Royal Bank of Scotland Group (Financial Services) 42 St. Andrew Square Edinburgh EH2 2YE United Kingdom	UK

Klaus Wigand	Siemens AG c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	Industrial Manager, Siemens AG	Siemens AG (Electrical Engineering and Electronics) c/o Dr. Karl-Hermann Baumann Wittelsbacherplatz 2, D-80333, Münich Germany	Germany

SIEMENS MEDICAL SOLUTIONS USA, INC.

Name	Business Address	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship
Erich Reinhardt	Siemens Medical Solutions USA, Inc. 51 Valley Stream Parkway Malvern, PA 19355-1406	President and CEO of Siemens Medical Solutions USA, Inc., Senior Vice President, Siemens AG	Siemens Medical Solutions USA, Inc. (Medical Technology) 51 Valley Stream Parkway Malvern, PA 19355-1406	Germany

Thomas N. McCausland	Siemens Medical Solutions USA, Inc. 51 Valley Stream Parkway Malvern, PA 19355-1406	President and CEO, Customer Solutions Group, Siemens Medical Solutions USA, Inc.	Siemens Medical Solutions USA, Inc. (Medical Technology) 51 Valley Stream Parkway Malvern, PA 19355-1406	USA

Page 17 of 20 Pages

Name	Business Address	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship

Thomas Miller	Siemens Medical Solutions USA, Inc. 51 Valley Stream Parkway Malvern, PA 19355-1406	President and CEO, Health Services Group, Siemens Medical Solutions USA, Inc.	Siemens Medical Solutions USA, Inc. (Medical Technology) 51 Valley Stream Parkway Malvern, PA 19355-1406	USA

George Nolen	George Nolen Siemens Medical Solutions USA, Inc. 51 Valley Stream Parkway Malvern, PA 19355-1406	President and CEO, Siemens Corporation	Siemens Medical Solutions USA, Inc. (Medical Technology) 51 Valley Stream Parkway Malvern, PA 19355-1406	USA

Michael Reitermann	2501 North Barrington Road, Suite 200 Hoffman Estates, IL 60195	President, Nuclear Medicine Group, Siemens Medical Solutions USA, Inc.	Siemens Medical Solutions USA, Inc. (Medical Technology) 2501 North Barrington Road, Suite 200 Hoffman Estates, IL 60195	Germany

Ajit Singh	Siemens Medical Solutions USA, Inc. 51 Valley Stream Parkway Malvern, PA 19355-1406	President, Oncology Care Systems Group, Siemens Medical Solutions USA, Inc.	Siemens Medical Solutions USA, Inc. (Medical Technology) 51 Valley Stream Parkway Malvern, PA 19355-1406	USA

Klaus Stegemann	Siemens Medical Solutions USA, Inc. 51 Valley Stream Parkway Malvern, PA 19355-1406	Executive Vice President and Chief Financial Officer, Siemens Corporation	Siemens Medical Solutions USA, Inc. (Medical Technology) 51 Valley Stream Parkway Malvern, PA 19355-1406	Germany

Goetz Steinhardt	Siemens Medical Solutions USA, Inc. 51 Valley Stream Parkway Malvern, PA 19355-1406	Member of Management Board of Siemens Medical Solutions Group of Siemens AG	Siemens Medical Solutions USA, Inc. (Medical Technology) 51 Valley Stream Parkway Malvern, PA 19355-1406	Germany

Georg Obermayr	Siemens Medical Solutions USA, Inc. 51 Valley Stream Parkway Malvern, PA 19355-1406	CFO, Siemens Medical Solutions USA, Inc.	Siemens Medical Solutions USA, Inc. (Medical Technology) 51 Valley Stream Parkway Malvern, PA 19355-1406	Germany

Page 18 of 20 Pages

MI MERGER CO.

Name	Business Address	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship

Dr. Hermann Requardt	Siemens Medical Solutions Hartmannstrasse 16 91505 Erlangen	Executive Vice President, Siemens Medical Solutions	Siemens Medical Solutions (Medical Technology) Hartmannstrasse 16 91505 Erlangen	Germany

James R. Ruger	MI Merger Co. 51 Valley Stream Parkway, Malvern, PA 19355-1406	Vice President and Treasurer, MI Merger Co.	Siemens Medical Solutions USA, Inc. (Medical Technology) 51 Valley Stream Parkway Malvern, PA 19355-1406	USA

Kenneth R. Meyers	153 East 53rd St, New York, NY 10022	Associate General Counsel, Siemens Corporation	Siemens Corporation (Electrical Engineering and Electronics) 153 East 53rd St, New York, NY 10022	USA

Page 19 of 20 Pages

EXHIBIT INDEX

Exhibit No.	Description

1.	Joint Filing Agreement, dated March 28, 2005, among Siemens Aktiengesellschaft, Siemens Medical Solutions USA, Inc. and MI Merger Co.

2.	Agreement and Plan of Merger, dated as of March 18, 2005, among Siemens Medical Solutions USA, Inc., MI Merger Co. and CTI Molecular Imaging, Inc. (incorporated by reference to Exhibit 2.1 to CTI Molecular Imaging, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2005).

3.	Stockholders Support Agreement, dated as of March 18, 2005, among Siemens Medical Solutions USA, Inc., MI Merger Co., Terry D. Douglass, Ph.D., Revocable Charitable Trust of Terry and Rosann Douglass, Vision Investments, LLC, Pro Vision Foundation and Rosann Douglass (incorporated by reference to Exhibit 10.1 to CTI Molecular Imaging, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2005).

4.	Stockholders Support Agreement, dated as of March 18, 2005, among Siemens Medical Solutions USA, Inc., MI Merger Co., Ronald Nutt, Ph.D., Earleene Nutt, Grantor Retained Annuity Trust for Ronald Nutt, RN Investments, LLC, Ron & Earleene Nutt Irrevocable Trust, Randii Nichole Goble Present Interest Trust, Ronald James Goble Present Interest Trust, Zoe Eve Nutt Present Interest Trust, Richard Alexander Roble Present Interest Trust, Randall Carter Nutt Present Interest Trust, Robert Daniel Nutt Present Interest Trust and John Brooks Nutt Present Interest Trust (incorporated by reference to Exhibit 10.2 to CTI Molecular Imaging, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2005).

5.	Stockholders Support Agreement, dated as of March 18, 2005, among Siemens Medical Solutions USA, Inc., MI Merger Co., Robert E. Nutt and Robert E. Nutt Irrevocable Trust (incorporated by reference to Exhibit 10.4 to CTI Molecular Imaging, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2005).

6.	Stockholders Support Agreement, dated as of March 18, 2005, among Siemens Medical Solutions USA, Inc., MI Merger Co., Michael E. Phelps and Patricia E. Phelps (incorporated by reference to Exhibit 10.3 to CTI Molecular Imaging, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2005).

7.	Stock Purchase, Reorganization and Joint Venture Agreement, dated as of December 10, 1987, and amended March 31, 1995, June 30, 1997, April 2001 and March 20, 2002 by and among CTI Group, Inc., CTI PET Systems, Inc., Dr. Terry D. Douglass, Dr. Ronald Nutt, Michael C. Crabtree, J. Kelly Milam and Siemens Gammasonics, Inc. (incorporated by reference to Exhibit 10.1 to CTI Molecular Imaging, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 5, 2002).

Page 20 of 20 Pages